EXHIBIT 99.1

Eupraxia Pharmaceuticals Reports Six-Month Symptom Data from the Highest Dose Cohort in its Ongoing Phase 1b/2a RESOLVE Trial in Eosinophilic Esophagitis

  For the first time, Eupraxia is reporting 24-week data on symptom response from the highest dose cohort in the open label, Phase 1b/2a portion of the RESOLVE trial. The data is important because it is from one of the two doses that are being studied in the placebo-controlled Phase 2b portion of the study.

  Patients in the highest dose cohort (n=3) had an average reduction of 4 points in their symptom scores compared to baseline (as measured by SDI, where a 3 point reduction is clinical remission).

  Across dose cohorts 4-9, the decrease in symptom response is the highest at 24 weeks, compared to earlier timepoints. This underlines the value of continuous and steady steroid exposure to reduce inflammation early and fibrosis over time in EoE patients.

  EP-104GI continues to be well tolerated by patients receiving the drug; 31 patients have been treated in the Phase1b/2a study and over 220 patient-months of follow-up have been reported with no Serious Adverse Events ("SAEs"). There have been no cases of oropharyngeal candidiasis, a commonly reported adverse event with the oral delivery of steroids.

VICTORIA, British Columbia, March 17, 2026 (GLOBE NEWSWIRE) --  Eupraxia Pharmaceuticals Inc. ("Eupraxia" or the "Company") (NASDAQ:EPRX) (TSX:EPRX), a clinical-stage biotechnology company leveraging its proprietary Diffusphere™ technology designed to optimize local, controlled drug delivery for applications with significant unmet need, today announced positive symptom data from patients in the two highest dose cohorts from its ongoing Phase 1b/2a part of the RESOLVE trial evaluating EP-104GI for the treatment of eosinophilic esophagitis ("EoE").

"We are very pleased to see such a meaningful symptom response at 24 weeks in the highest dose of the Phase 1b/2a portion of the RESOLVE study,” said Dr. James A. Helliwell, Chief Executive Officer of Eupraxia. “We believe this type of response based on a single administration procedure would represent a compellingly different option for EoE patients. Importantly, the response that we are observing across cohorts 4-9 has increased as patients progress through the study through to week 24. We believe this demonstrates the importance of stable, continuous long-term local steroids in tamping down signs of inflammation quickly and acting on fibrosis in the longer term. Also, as previously reported, we continue to be encouraged by the safety profile that we have observed with EP-104GI. Currently, with 31 patients dosed in the Phase 1b/2a study, and over 220 months of follow up, there have been no reported serious adverse events."

Key New Findings from the RESOLVE Trial

Clinical Remission and Symptom Response

Sub-analyses of pooled, available Straumann Dysphagia Index (“SDI”) scores from dose cohorts including at least 12 injections (cohorts 4-9) indicated that:

  At 12 weeks, 59% (13/22) of patients achieved clinical remission1
  At 24 weeks, 76% (13/17) of patients maintained clinical remission1
  At 52 weeks, 67% (6/9) of patients maintained clinical remission1

Furthermore, at 24 weeks, dose cohort 9 (20x8mg; n=3) showed a mean reduction of 4.0 points in SDI score where a reduction of 3.0 points is considered clinical remission.

Addition of New 6 mg/site Cohort (Cohort 8b)

During the dose-escalation part of the study, doses of 6 mg/site were found to cause clogging in the 21-gauge catheters used in earlier cohorts. The jump from 4mg/site to 6mg/site represented a 50% increase in particle concentration which disrupted fluid flow. Larger 19-gauge catheters (with five times less internal resistance) were subsequently adopted, and the increased particle density was easily accommodated. These catheters were then used for an additional four patients at the 6 mg/site dose (forming a new cohort called Cohort 8b), for Cohort 9 (8mg/site) and are currently being used in the Phase 2b portion of the RESOLVE Trial.

Comparison of histologic and symptom data from Cohort 8b versus Cohort 8 at 12 weeks demonstrated meaningfully improved outcomes due to improved drug delivery to the tissues associated with the appropriate catheter. The following results were seen:

  EoEHSS Stage and Grade reductions: Cohort 8b achieved average reductions of -0.38 and -0.38, respectively, compared to -0.08 and -0.12 for Cohort 8
  SDI: Cohort 8b achieved an average reduction of -3.8, compared to -0.3 for Cohort 8
  Peak eosinophil reduction: Cohort 8b achieved an average reduction of 65.2%, compared to 30.6% for Cohort 8
  Cohort 8b has re-established the dose-response relationship in EoEHSS across cohorts, which had not been observed in Cohort 8

Safety and Tolerability

  Over 220 patient-months of follow-up have been reported across 31 patients in all cohorts
  No SAEs have been reported to date
  No cases of oropharyngeal candidiasis, a commonly reported adverse event associated with the use of swallowed steroids, have been reported to date.
  One patient in Cohort 8 was lost to follow-up at the six-month visit
  No cases of adrenal insufficiency or glucose derangement, including in the single patient with diabetes
  EP-104GI has been well tolerated at all dose levels, including the highest dose of 8 mg/site

An updated summary of the above and previously announced clinical trial results are posted in the Investor Section of the Eupraxia Pharmaceuticals website and can be found here.

About the RESOLVE Trial

The Phase 1b/2a part of the RESOLVE trial, is a multicenter, open-label, dose-escalation study evaluating the safety, tolerability, pharmacokinetics, and efficacy of EP-104GI in adults with histologically confirmed active EoE. The treatment is administered as a single dose via 4 to 20 esophageal wall injections, with dose escalations modifying either the dose per site and/or the number of sites. Participants were followed for up to 24 weeks in Cohorts 1-4 (4x1mg, 8x1mg, 8x2.5mg and 12x2.5mg) or 52 weeks in Cohorts 5-9 (12x4mg, 16x4mg,20x4mg,20x6mg and 20x8mg). Eupraxia plans to disclose additional data from the open-label Phase 1b/2a part of the RESOLVE trial in the coming months.

The Phase 2b part of RESOLVE trial, a randomized placebo-controlled study of EP-104GI, is currently recruiting both the 120mg (20 x 6mg) and 160mg (20 x8mg) doses. The top-line data from the Phase 2b part of the RESOLVE trial is expected in Q3 2026.

Notes

  Clinical remission is defined as a reduction of at least 3 points on the SDI scale.  Achieving clinical remission is a positive outcome for the RESOLVE trial.

  SDI is a patient-reported outcome score that uses a seven-day recall measuring dysphagia (trouble swallowing) severity and frequency. A reduction in SDI is a positive outcome for the RESOLVE trial.

About Eosinophilic Esophagitis (EoE)
EoE is an inflammatory-mediated disease in which white blood cells migrate into and become trapped in the esophagus, creating pain and difficulty with swallowing food. According to market research from Clearview Healthcare Partners, EoE affects more than 450,000 people in the United States and has been identified by the American Gastroenterological Association as rapidly increasing in both incidence and prevalence. Impacts from both symptoms and interventions frequently lead to mental health issues, compounding the disease burden of EoE for both the healthcare system and the individual.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. Diffusphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs. The technology is designed to support extended duration of effect and delivery of drugs in a hyper-localized fashion, targeting only the tissues that physicians are wanting to treat. We believe the potential for fewer adverse events may be achieved through the precision targeting and the stable and flat delivery of the active ingredient when using the Diffusphere™ technology, versus the peaks and troughs seen with more traditional drug delivery methods.

The precision of Eupraxia's Diffusphere™ technology platform has the potential to augment and transform existing FDA-approved drugs to improve their safety, tolerability, efficacy and duration of effect. The potential uses in therapeutic areas may go beyond pain and inflammatory gastrointestinal disease, where Eupraxia currently is developing advanced treatments, to also be applicable in oncology, infectious disease and other critical disease areas.

Eupraxia's EP-104GI is currently in a Phase 1b/2 trial, the RESOLVE trial, for the treatment of EoE. EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. Eupraxia also completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to knee osteoarthritis. The trial met its primary endpoint and three of the four secondary endpoints. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "suggests", “indicates”, "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes", "potential" or variations (including negative and grammatical variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include statements regarding the interpretation of the 24-week data on symptom response from the RESOLVE trial; the Company’s expected timing of reporting additional data from the RESOLVE trial; the Company's product candidates, including their expected benefits to patients with respect to safety, tolerability, efficacy and duration and potential uses in therapeutic areas beyond pain and inflammatory gastrointestinal disease; the expectations around proceeding to clinical trials for the Company’s product candidates; the results gathered from studies and trials of Eupraxia's product candidates; the potential for the Company’s technology to impact the drug delivery process; potential market opportunity for the Company’s product candidates; and potential pipeline indications. Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company's ability to obtain positive results from the Company's research and development activities, including clinical trials; and the Company's ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the possibility that the Company could lose license rights that are important to its business; the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the possibility that the Company's technology may not be successful for its intended use; the fact that the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the possibility that the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the possibility that the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; the possibility that the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the fact that the Company completely relies on third parties to provide supplies and inputs required for its product candidates and services; the potential impact of tariffs on the cost of the Company’s active pharmaceutical ingredients and clinical supplies of EP-104IAR and EP-104GI; the fact that the Company relies on external contract research organizations to provide clinical and non-clinical research services; the possibility that the Company may not be able to successfully execute its business strategy; the fact that the Company will require additional financing, which may not be available; the fact that any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

James Meikle, Eupraxia Pharmaceuticals Inc.
236-330-7084
jmeikle@eupraxiapharma.com

or

Kevin Gardner, on behalf of:
Eupraxia Pharmaceuticals Inc.
617-283-2856
kgardner@lifesciadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.